CONTACT:

Ronald W. Hasek
(412) 456-4459


                    FOR IMMEDIATE RELEASE



   PITTSBURGH, PA  April 21, 2004. . . . . Ampco-Pittsburgh
Corporation announced sales for the first quarter 2004 of $46,787,000 and net income of $1,208,000 or $0.12 per share against sales of $43,530,000 and net income of $197,000 or $0.02 per share for the same period of the prior year. Income from operations approximated $1,622,000 for the three months ended March 31, 2004 in comparison to $690,000 for the three months ended March 31, 2003. Amounts for 2003 are after the reclassification of results for the Plastics Processing Machinery segment to discontinued operations, which was sold in August 2003.

   Operating results for the Forged and Cast Rolls segment improved on increased shipments. However, its business continues to be impacted by higher natural gas, steel scrap and alloy costs. The Air and Liquid Processing group experienced a modest improvement in earnings despite lower sales resulting from a fall in demand for construction-related equipment.

   Although income increased during the quarter, it is difficult to predict improvement in earnings from operations for the year as a whole. The Corporation needs the escalation in commodity prices to subside and an increase in the level of capital spending before results become materially better.


                           #  #  #  #  #





                       AMPCO-PITTSBURGH CORPORATION

                             FINANCIAL SUMMARY



                                           Three Months Ended March 31,
                                                2004          2003


Sales                                      $ 46,787,000   $ 43,530,000


Income from operations                        1,622,000        690,000
Other income (expense) - net                    182,000       (245,000)

Income before income taxes                    1,804,000        445,000
Income tax provision                            596,000        292,000


Net income from continuing operations         1,208,000        153,000


Discontinued operations:
 Income from operations                               -         81,000
 Income tax provision                                 -         37,000
                                                      -         44,000


Net income                                 $  1,208,000   $    197,000


Basic and diluted earnings per share:
  Net income from continuing operations    $       0.12   $       0.02

  Net income from discontinued operations  $          -   $          -

  Net income                               $       0.12   $       0.02